UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050) and Form F-1 (File No. No. 333-276505), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Evaxion Announces Closing of $15 Million Public Offering

On February 6, 2024, Evaxion Biotech A/S (“Evaxion”) issued a press release announcing the closing of its previously announced public offering of 3,750,000 of its American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof) and warrants to purchase up to 3,750,000 ADSs at a combined public offering price of $4.00 per ADS (or pre-funded warrant in lieu thereof) and accompanying warrant. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit
No.	Description
99.1	Press Release Dated February 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 6, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer